Exhibit 99.5

OUTSTANDING SHARE CAPITAL AND VOTING RIGHTS AT THE DATE OF THE NOTICE FOR THE 2016 ANNUAL GENERAL MEETING

As of March 4, 2016 – the date of the notice for the Annual General Meeting of Shareholders (the “AGM”) of Ferrari N.V. (the “Company”) to be held on April 15, 2016 in Amsterdam, the Netherlands, the share capital of the Company consists of the following:

188,923,499 common shares are issued and outstanding. Common shares are listed, freely transferable and each of them confers the right to cast one vote.

56,494,696 special voting shares are issued and outstanding. Special voting shares are not listed, are not transferable (with the limited exceptions set forth in the Special Voting Shares Terms and Conditions) and each of them confers the right to cast one vote.

As of March 4, 2016 the Company owns 5,000,000 common shares and 2,922 special voting shares. No vote may be cast on shares belonging to the Company or to a subsidiary thereof or on shares in respect of which either of them holds depositary receipts.

The total number of voting rights which can be cast at the AGM equals to 245,418,195.
Ferrari N.V., March 4, 2016
Ferrari N.V. Amsterdam, The Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello (MO) Italy Dutch trade register number: 64060977